McKesson Corporation
One Post Street
San Francisco, CA 94104
Tel: 415-983-8300
Via FED EX and EDGAR
July 1, 2010
John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	McKesson Corporation Form 10-K for the Fiscal Year Ended March 31, 2010 Filed May 4, 2010 File Number: 001-13252
Dear Mr. Reynolds:
On behalf of McKesson Corporation (the “Company”), we are responding to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 17, 2010. We have recited the Staff’s comment in bold type below and have followed the comment with the Company’s response.
1.	We note that you failed to include the exhibits to some of your filed exhibits. Please file with your next Exchange Act report a complete copy of exhibit 10.20, exhibit 10.22, and exhibit 10.23.
The Company will file as requested by the Staff the above referenced exhibits, listed as Exhibits 10.20, 10.22 and 10.23 to the Company’s Form 10-K for the fiscal year ended March 31, 2010, with its next quarterly report on Form 10-Q.
*     *     *
In closing, as you requested, the Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John Reynolds
U.S. Securities and Exchange Commission
July 1, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust the foregoing response sufficiently addresses the Staff’s comment. If you have any questions or require additional information, please do not hesitate to contact either Nigel A. Rees, Vice President and Controller, at (415) 983-9390, or me at (415) 983-8882. Thank you for your assistance.
Sincerely,

/s/ Jeffrey C. Campbell Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer

cc:	Damon Colbert, U.S. Securities and Exchange Commission Laureen E. Seeger, McKesson Corporation Nigel A. Rees, McKesson Corporation John G. Saia, McKesson Corporation